

November 24, 2010

Mr. Willard McAndrew
President and Chief Executive Officer
Xtreme Oil & Gas, Inc.
5700 West Plano Parkway, Suite 3600
Plano, TX 75093

Re: Xtreme Oil & Gas, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-168484
Filed October 28, 2010

Form 10-Q for the Fiscal Quarter Ended September 30, 2010
File No. 0-53892
Filed November 15, 2010

Dear Mr. McAndrew:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

2.   We note your response to our prior comment 1 from our letter dated September 2, 2010. You are attempting to register shares of your common stock issuable pursuant to an equity line financing arrangement with Kodiak Capital Group, LLC. As you have already offered these equity line shares to Kodiak Capital Group, LLC and you are not eligible to rely on Securities Act Rule 415(a)(1)(x) or Rule 415(a)(4), you may not register this transaction as

a primary offering. Please revise the registration statement to remove references to these equity line shares. In addition, please make relevant updates to other disclosure in your document. Further, to register at a later time the resale of the shares of your common stock issued pursuant to the equity line financing, you will need to file a new registration statement after the completion of the private placement of the shares.

3. Upon removal from the registration statement of the shares associated with the equity line financing, please address our prior comment 3 from our letter dated September 2, 2010.

4. Because there currently is no market for your common shares, please revise the prospectus cover page to quantify the fixed offering price. Also disclose that the selling security holders will sell the shares of common stock at that fixed price until such time as the shares are quoted on the OTC Bulletin Board or an exchange and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act.

5. We note your response to our prior comment 4 from our letter dated September 2, 2010 and reissue the comment. Consistent with prior comment 1 from our letter to you dated March 12, 2010, your Form 10 became effective 60 days from the date that you initially filed it with the Commission. Insofar as you subsequently filed your Form 10-Q for the Fiscal Quarter Ended March 31, 2010, after the required due date, provide corresponding disclosure regarding the potential impact of the late filing, if material. Also revise to eliminate the suggestion which appears at page 15 that all such reports "have been filed in a timely manner."

Selling Security Holders, page 16

6. We note your response to our prior comment 10 from our letter dated September 2, 2010. For Donald I & Florence L Combs JTWROS, Lola Young Family Limited Partnership, Thomas W Rogers & Cynthia Rogers TTEE, and any other selling security holder that is not a natural person, please revise your disclosure to add a footnote that identifies by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by that selling security holder. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

Our Approach to the Business, page 20

7. Regarding the new disclosure at page 21 regarding the binding letter of intent, please revise to eliminate the suggestion that the 65,000 acres in West Texas are "surrounded by prolific production."

8. File as exhibits all material agreements, including the binding letter of intent to acquire the 65,000 acres.

9. With regard to the binding letter of intent, insofar as up to 6,000,000 shares might be issued and you are required to pay $2,000,000 within 30 days, discuss any material risks and the potential dilutive effect of the issuance, adding a new risk factor if appropriate.

Legal Proceedings, page 26

10. We note your response to our prior comment 12 from our letter dated September 2, 2010. Please provide the complete disclosure which Item 103 of Regulation S-K requires, including the date each legal proceeding was instituted.

Directors and Executive Officers, page 35

11. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the your business and structure. See Item 401(e) of Regulation S-K.

Executive Compensation, page 36

12. We note your response to our prior comment 13 from our letter dated September 2, 2010, and reissue the comment in part. Please furnish all the information required pursuant to Item 402 of Regulation S-K, including the Outstanding Equity Awards and Director Compensation tables, in the format that Item 402 requires. In addition, please label the tables as they are labeled in Item 402. We understand that effective June 30, 2010, directors received no compensation for attending meetings.

Recent Sales of Unregistered Securities, page 43

13. Please name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 9

14. We note your statement that "[a]s of September 30, 2010, [changes made to the company's implementation of processes and systems] may not have been sufficiently implemented for the timely disclosures of financial data within the time period specified by the Commission's rules and forms." We note further that your chief financial officer and chief executive office found that your disclosure controls and procedures were effective at a reasonable assurance level as of September 30, 2010. Please provide your analysis in determining that your disclosure controls and procedures were effective despite doubt regarding your ability to provide timely disclosures of financial data within the time period specified by our rules and forms. In the alternative, please revise your filing to indicate that your disclosure controls and procedures were not effective.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Robert Forrester
       (972) 480-8406